FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

3 November 2023

Notification of a Transaction by a Person Discharging Managerial Responsibilities ("PDMR")

On 1 November 2023, Kalpana Morparia acquired 3,000 American Depositary Shares ("ADS")1, representing 15,000 US$0.50 ordinary shares in HSBC Holdings plc. The ADS were acquired at a price of US$36.232 per ADS.

1ADS are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Kalpana Morparia

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-11-01	American Depositary Shares ("ADS"). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	The New York Stock Exchange		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			US$36.23	3,000	US$108,696.00
		Aggregated	US$36.232	3,000	US$108,696.00

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 3 November 2023